SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

KT FREETEL CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2008

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

KT FREETEL CO., LTD.

Non-Consolidated Balance Sheets

September 30, 2008 and December 31, 2007

(in millions of Korean won)	September 30, 2008		December 31, 2007
Assets
Current assets
Cash and cash equivalents	(Won)	134,189	(Won)	284,854
Short-term financial instruments		450		—
Short-term investment securities (Note 4)		50,201		2,970
Trade accounts and notes receivable, net (Note 16)		1,337,450		1,150,574
Accounts receivable-other, net (Note 17)		51,924		34,256
Prepaid expenses		19,151		15,107
Inventories, net (Note 13)		243,454		123,236
Short-term loans		2,720		3,559
Deferred income tax assets, net (Note 2)		135,182		120,450
Other current assets		25,869		23,444

Total current assets		2,000,590		1,758,450

Non-current assets
Long-term financial instruments (Note 3)		10		16
Long-term investment securities (Notes 4 and 17)		15,735		25,458
Long-term loans		57,527		34,209
Equity method investment securities (Note 5)		206,123		189,368
Long-term trade accounts and notes receivable, net		198,974		42,512
Guarantee deposits (Note 16)		212,665		223,032
Deferred income tax assets, net		88,997		47,331
Property and equipment, net (Note 6)		4,192,963		4,242,514
Intangibles, net		805,155		875,302
Other non-current assets (Note 17)		113,881		22,513

Total non-current assets		5,892,030		5,702,255

Total assets	(Won)	7,892,620	(Won)	7,460,705

(to be continued)

KT FREETEL CO., LTD.

Non-Consolidated Balance Sheets

September 30, 2008 and December 31, 2007

(in millions of Korean won)	September 30, 2008		December 31, 2007
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 16)	(Won)	367,898	(Won)	393,932
Current portion of debentures, net (Note 7)		589,775		319,944
Other accounts payable (Note 16)		679,639		631,875
Accrued expenses (Note 18)		173,008		167,728
Withholdings		151,451		122,110
Income taxes payable		32,872		41,633
Current portion of other long-term accounts payable, net (Note 8)		127,235		108,920
Current portion of reserve for liabilities (Note 9)		5,363		4,333
Current portion of long-term borrowings (Note 7)		23,754		—
Short-term borrowings		73,438		—
Other current liabilities		11,416		8,346

Total current liabilities		2,235,849		1,798,821

Non-current liabilities
Debentures, net (Note 7)		937,354		859,037
Other long-term accounts payable, net (Note 8)		292,561		406,288
Accrued severance benefits, net		46,981		51,616
Reserve for liabilities (Note 9)		5,216		4,048
Long-term guarantee deposits received (Note 16)		1,884		1,455
Long-term borrowings (Note 7)		95,016		—

		1,379,012		1,322,444

(to be continued)

KT FREETEL CO., LTD.

Non-Consolidated Balance Sheets

September 30, 2008 and December 31, 2007

(in millions of Korean won)	September 30, 2008		December 31, 2007
Shareholders’ equity
Capital stock
Common stock (Notes 1 and 10)		1,044,181		1,044,181
Capital surplus
Paid-in capital in excess of par value		1,728,150		1,728,150
Capital adjustments
Treasury stock (Note 11)		(1,722)		(2,078)
Loss on disposal of treasury stock		(58)		—
Stock compensation (Note 12)		4,589		4,088
Other capital adjustments		(2,656)		—

Commitments and contingencies (Note 18)

Accumulated other comprehensive income (loss) (Note 14)
Unrealized gain (loss) on valuation of available-for-sale securities, net		(4,403)		5,515
Gain on valuation of derivatives, net (Note 17)		3,556		—
Net accumulated comprehensive income (expense) of equity method investees, net (Note 5)		4,619		(975)
Retained earnings
Statutory reserve		43,194		43,194
Voluntary reserve		1,373,051		1,350,000
Unappropriated retained earnings		85,258		167,365

Total Shareholders’ equity		4,277,759		4,339,440

Total liabilities and shareholders’ equity	(Won)	7,892,620	(Won)	7,460,705

The accompanying notes are an integral part of these non-consolidated financial statements.

KT FREETEL CO., LTD.

Non-Consolidated Statements of Income

Three-Month and Nine-Month Periods Ended September 30, 2008 and 2007

	2008				2007
(in millions of Korean won, except per share amounts)	Three-month period ended March 31, 2008		Nine-month period ended September 30, 2008		Three-month period ended March 31, 2007		Nine-month period ended September 30, 2007
Operating revenue (Note 16)	(Won)	2,020,910	(Won)	6,395,979	(Won)	1,785,314	(Won)	5,364,577
Operating expenses (Notes 13 and 16)		1,851,167		6,149,280		1,660,821		5,039,057

Operating income		169,743		246,699		124,493		325,520

Non-operating income and expenses
Interest income		2,687		14,581		5,129		19,227
Foreign exchange gains (losses)		(150)		(676)		(70)		(119)
Gain (loss) on foreign currency translation		(64,603)		(89,568)		244		281
Interest expense		(31,634)		(84,839)		(30,807)		(97,417)
Gain on disposal of short-term investment securities		539		3,056		452		3,960
Loss on equity method investments, net (Note 5)		(30,924)		(86,949)		(11,170)		(3,752)
Gain on disposal of long-term investment securities		50		463		1,267		1,267
Loss on disposal of property and equipment		(12,432)		(18,397)		(7,502)		(22,440)
Loss on impairment of property and equipment (Note 6)		(20)		(18,828)		—		—
Gain (loss) on disposal of intangibles, net		(8)		179		(5)		130
Gain on valuation of derivatives (Note 17)		68,326		99,639		44		348
Donations		(3,828)		(11,316)		(4,129)		(11,901)
Others		1,499		6,832		1,762		7,075

		(70,498)		(185,823)		(44,785)		(103,341)

Income before income taxes		99,245		60,876		79,708		222,179

Income tax expenses (benefits) (Note 2)		25,641		(1,796)		16,821		31,085

Net income	(Won)	73,604	(Won)	62,672	(Won)	62,887	(Won)	191,094

Basic earnings per share (Note 15)	(Won)	391	(Won)	329	(Won)	322	(Won)	977

Diluted earnings per share (Note 15)	(Won)	391	(Won)	329	(Won)	322	(Won)	977

The accompanying notes are an integral part of these non-consolidated financial statements.

KT FREETEL CO., LTD.

Non-Consolidated Statements of Changes in Shareholders’ Equity

Nine-Month Periods Ended September 30, 2008 and 2007

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income and expense		Retained earnings		Total
Balances as of January 1, 2007	(Won)	1,044,181	(Won)	1,728,150	(Won)	3,188	(Won)	6,643	(Won)	1,527,869	(Won)	4,310,031

Dividends		—		—		—		—		(117,384)		(117,384)
Net income		—		—		—		—		191,094		191,094
Gain on valuation of available-for-sale securities		—		—		—		1,384		—		1,384
Change in stock option		—		—		(1,178)				—		(1,178)
Acquisition of treasury stocks		—		—		(20,730)		—		—		(20,730)
Change in equity method investees with net accumulated comprehensive income		—		—		—		(765)		—		(765)
Change in equity method investees with net accumulated comprehensive expense		—		—		—		542		—		542

Balances as of September 30, 2007	(Won)	1,044,181	(Won)	1,728,150	(Won)	(18,720)	(Won)	7,804	(Won)	1,601,579	(Won)	4,362,994

Balances as of January 1, 2008	(Won)	1,044,181	(Won)	1,728,150	(Won)	2,010	(Won)	4,540	(Won)	1,560,559	(Won)	4,339,440
Cumulative effect of changes in accounting principles		—		—		(2,657)		1,703		5,221		4,267

Adjusted balances		1,044,181		1,728,150		(647)		6,243		1,565,780		4,343,707
Net income		—		—		—		—		62,672		62,672
Loss on valuation of available-for-sale securities		—		—		—		(9,918)		—		(9,918)
Gain on valuation of derivatives		—		—		—		3,556		—		3,556
Disposal of treasury stocks		—		—		356		—		—		356
Loss on retirement of treasury stocks		—		—		(58)		—		—		(58)
Acquisition of treasury stocks		—		—		(126,949)		—		—		(126,949)
Retirement of treasury stocks		—		—		126,949		—		(126,949)		—
Change in stock option		—		—		502		—		—		502
Change in equity method investees with net accumulated comprehensive income		—		—		—		4,596		—		4,596
Change in equity method investees with net accumulated comprehensive expense		—		—		—		(705)		—		(705)

Balances as of September 30, 2008	(Won)	1,044,181	(Won)	1,728,150	(Won)	153	(Won)	3,772	(Won)	1,501,503	(Won)	4,277,759

The accompanying notes are an integral part of these non-consolidated financial statements.

KT FREETEL CO., LTD.

Non-Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2008 and 2007

	Nine-Months ended September 30,
(in millions of Korean won)	2008		2007
Cash flows from operating activities
Net income	(Won)	62,672	(Won)	191,094

Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment, net		18,396		22,440
Depreciation		749,781		779,739
Amortization of intangibles		79,739		77,980
Amortization of discounts on debentures		892		831
Amortization of discounts on other long-term accounts payable		14,588		16,735
Provision for severance benefits		14,390		13,575
Loss on valuation of inventories		3,314		6,941
Stock compensation		502		43
Bad debt expense		22,545		37,606
Gain on valuation of derivatives		(99,639)		—
Loss on equity method investments, net		86,949		3,752
Loss (gain) on foreign currency translation, net		89,568		(313)
Gain on disposal of short-term investment securities		(3,056)		(3,960)
Loss on impairment of property and equipment		18,828		—
Gain on disposal of long-term investment securities		(463)		(1,267)
Others		(6,847)		(1,416)

		989,487		952,686

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(206,358)		34,439
Increase in other accounts receivable		(7,361)		(3,900)
Increase in prepaid expenses		(2,031)		(4,682)
Increase in inventories		(123,532)		(1,555)
Increase in other current assets		(3,529)		(2,335)
Increase (decrease) in long-term trade accounts and notes receivable		(151,329)		13,155
Decrease (increase) in other non-current assets		9,951		(9,823)
Increase in deferred income tax assets		(48,983)		(23,517)
Payment of severance benefits		(19,115)		(4,955)
Increase (decrease) in trade accounts and notes payable		(26,180)		10,322
Increase (decrease) in other accounts payable		47,725		(103,878)
Increase in accrued expenses		5,743		14,360
Increase in withholdings		29,175		34,917
Decrease in income taxes payable		(8,761)		(6,014)
Increase (decrease) in other current liabilities		3,069		(19,479)
Decrease in National Pension Fund		85		36
Increase (decrease) in reserve for liabilities		2,199		(4,248)
Increase in other long-term liabilities		432		1,668

		(498,800)		(75,489)

Net cash provided by operating activities		553,359		1,068,291

KT FREETEL CO., LTD.

Non-Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2008 and 2007

	Nine-Months ended September 30,
(in millions of Korean won)	2008		2007
Cash flows from investing activities
Proceeds from collection of short-term loans	(Won)	17,940	(Won)	24,219
Proceeds from disposal of long-term investment securities		1,723		1,383
Proceeds from disposal of short-term investment securities		489,112		814,424
Proceeds from withdrawal of short-term financial instruments		—		90,000
Proceeds from disposal of property and equipment		4,329		600
Proceeds from disposal of intangibles		2,303		287
Acquisition of short-term financial instruments		(450)		(50,000)
Acquisition of short-term investment securities		(535,000)		(660,000)
Acquisition of long-term investment securities		(3,505)		(86)
Acquisition of equity method securities		(100,100)		—
Acquisition of property and equipment		(741,784)		(845,655)
Acquisition of intangibles		(11,011)		(20,938)
Increase in long-term loans		(40,420)		(39,383)
Others		(278)		953

Net cash used in investing activities	(Won)	(917,141)	(Won)	(684,196)

Cash flows from financing activities
Issuance of short-term borrowings		73,438		—
Issuance of long-term borrowings		99,537		—
Issuance of debentures		597,091		—
Payment of current portion of other long-term accounts payable		(110,000)		(90,000)
Repayment of current portion of debentures		(320,000)		(300,000)
Acquisition of treasury stock		(126,949)		(20,730)
Payment of dividends		—		(117,384)

Net cash provided by (used in) financing activities		213,117		(528,114)

Net decrease in cash and cash equivalents		(150,665)		(144,019)

Cash and cash equivalents
Beginning of the period.		284,854		584,157

End of the period.	(Won)	134,189	(Won)	440,138

The accompanying notes are an integral part of these non-consolidated financial statements.

The Company

KT Freetel Co., Ltd. (the “Company”) was incorporated on January 3, 1997, under the Commercial Code of the Republic of Korea, and listed on the Korean Securities Dealers Association Automated Quotation System (the “KOSDAQ”) in December 1999. On April 19, 2004, the Company transferred its listing from the KOSDAQ to the Korea Stock Exchange. The Company is currently engaged in providing personal communications service (“PCS”), value added services, and sale and lease of personal communication devices.

1.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated interim financial statements are the same as the policies adopted for the financial statements for the year ended December 31, 2007, unless otherwise stated.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

In 2008, the Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:

Korea Accounting Institute Opinion 06-2, Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures (As Revised on February 22, 2008)

The Company adopted Korea Accounting Institute Opinion 06-2, as revised, on February 22, 2008. The prior year financial statements have not been restated to reflect the changes in accordance with Korea Accounting Institute Opinion 06-2. Instead, the effect of change was reflected in the beginning balance of January 1, 2008. The effect of the change was an increase in retained earnings as of January 1, 2008, by (Won)4,555 million. Also, income tax expense for nine-month period ended September 30, 2008 was decreased by (Won)3,481 million and retained earnings and deferred income tax assets as of September 30, 2008 were increased by (Won)8,036 million, respectively.

Reclassification of Prior Year Financial Statements

Certain prior year accounts, presented herein for comparative purposes, have been reclassified to conform to current period’s financial statement presentation. Such reclassification does not impact the net income or net assets reported in the prior year.

2.	Restricted financial instruments

As of September 30, 2008 and December 31, 2007, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

3.	Securities (excluding the equity method investment securities)

Available-for-sale securities as of September 30, 2008 and December 31, 2007, consist of the following:

(in millions of Korean won)	As of September 30, 2008		As of December 31, 2007
Short-term investment securities
Beneficiary certificates	(Won)	50,065	(Won)	—
Equity Securities		—		2,091
Government and Public bonds		136		879

		50,201		2,970

Long-term investment securities
Equity Securities		11,935		24,233
Investments in funds		939		1,055
Convertible bond		2,800		—
Government and Public bonds		61		170

		15,735		25,458

	(Won)	65,936	(Won)	28,428

Equity Securities in long-term investment securities as of September 30, 2008 and December 31, 2007, consist of the following:

	As of September 30, 2008
(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value		Unrealized gain (loss) on valuation
Marketable securities
Zakang Inc.	0.02	(Won)	300	(Won)	1	(Won)	1	(Won)	(299)
Gaeasoft Co., Ltd.	2.01		532		350		350		(182)
KRTnet Corp.	7.39		1,954		2,594		2,594		640
PT. Mobile-8 Telecom (Note 17)	2.30		10,069		3,771		3,771		(6,298)

			12,855		6,716		6,716		(6,139)

Non-marketable securities
Mondex Korea Co., Ltd.	6.02		920		—		—		—
The Radio News Co., Ltd.	10.73		624		—		—		—
Prime Venture Capital Co., Ltd.	2.67		1,000		184		—		—
NAZCA Entertainment Co., Ltd.	7.13		500		104		46		—
Toysoft Co., Ltd	8.78		500		59		28		—
CXP, Inc.	12.06		1,200		1		50		—
IMM Investment Corp.	1.09		500		235		210		—
Vacom Wireless, Inc.	16.77		1,880		1,131		641		—
Neighbor System, Inc.	10.40		525		559		525		—
Entaz Co., Ltd.	8.67		1,000		675		1,000		—
Others	—		4,348		3,725		2,719		—

			12,997		6,673		5,219		—

		(Won)	25,852	(Won)	13,389	(Won)	11,935	(Won)	(6,139)

The fair values of non-marketable equity securities could not be reliably estimated due to the lack of financial information of the said companies. Accordingly, these equities were presented at their acquisition cost.

	As of December 31, 2007
(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value		Unrealized gain (loss) on valuation
Marketable securities
Zakang Inc.	0.04	(Won)	300	(Won)	6	(Won)	6	(Won)	(295)
Gaeasoft Co., Ltd.	2.01		532		756		756		224
KRTnet Corp.	7.39		1,954		4,122		4,122		2,168
Geotel Corp.	7.83		1,143		4,322		4,322		3,179
PT. Mobile-8 Telecom (Note 17)	2.30		10,069		10,508		10,508		439

			13,998		19,714		19,714		5,715

Non-marketable securities
Mondex Korea Co., Ltd.	6.02		920		—		—		—
The Radio News Co., Ltd.	10.73		624		—		—		—
Prime Venture Capital Co., Ltd.	2.67		1,000		194		—		—
NAZCA Entertainment Co., Ltd.	7.13		500		154		46		—
Toysoft Co., Ltd	8.78		500		29		29		—
CXP, Inc.	12.06		1,200		8		50		—
IMM Investment Corp.	1.09		500		233		210		—
Vacom Wireless, Inc.	16.77		1,880		1,122		641		—
Neighbor System, Inc.	10.40		525		451		525		—
Entaz Co., Ltd.	10.14		1,000		828		1,000		—
Others	—		3,648		3,158		2,018		—

			12,297		6,177		4,519		—

		(Won)	26,295	(Won)	25,891	(Won)	24,233	(Won)	5,715

4.	Equity-Method Investments

Equity method investments as of September 30, 2008 and December 31, 2007, consist of the following:

	As of December 30, 2008
(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost		Net asset value		Carrying value		Market value
Korea Digital Satellite Broadcasting Co., Ltd. [1]	1.82	(Won)	9,954	(Won)	1,736	(Won)	1,736	(Won)	—
KTF Technologies Co., Ltd.	74.94		17,221		27,861		13,407		—
KTFMhows Co., Ltd.	51.00		2,550		3,241		3,241		—
Harex Info Tech., Ltd.	21.17		3,375		241		720		—
Korea IT Fund [1]	10.00		30,000		33,871		33,871		—
ENtoB Corp. [1]	3.13		500		783		783		—
PT. KTF Indonesia	99.00		234		680		680		—
Boston Enterprise Partners	39.02		8,000		7,142		7,142		—
Sidus FNH Corp. [1]	15.30		8,400		2,474		5,089		—
KTF-CJ Music Contents Investment Fund (Centurion music 1)	50.00		5,000		4,894		4,894		—
Sidus FNH-BENEX Cinema Fund No.1[1]	6.67		2,000		2,049		2,049		—
KTF M&S Co., Ltd.	100.00		100,000		33,415		18,648		—
KTF-DoCoMo Mobile Investment Fund	45.00		4,500		4,428		4,428		—
KTF MUSIC Co., Ltd	35.28		19,526		8,365		17,890		12,864
U MOBILE SDN. BHD.[2]	16.50		96,700		35,933		88,409		—
Shinhan-KTF mobilecard Co., Ltd.	49.99		1,000		826		826		—
KT Data Systems Co., Ltd.	20.00		2,400		2,310		2,310		—

		(Won)	311,360	(Won)	170,249	(Won)	206,123	(Won)	12,864

	As of December 31, 2007
(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost		Net asset value		Carrying value		Market value
Korea Digital Satellite Broadcasting Co., Ltd. [1]	1.82	(Won)	9,954	(Won)	—	(Won)	—	(Won)	—
KTF Technologies Co., Ltd.	74.94		17,221		40,372		30,270		—
KTFMhows Co., Ltd.	51.00		2,550		3,044		3,044		—
Harex Info Tech., Ltd.	21.17		3,375		417		1,183		—
Korea IT Fund [1]	10.00		30,000		33,248		33,248		—
Korea Telecom Strategy Fund[1]	10.00		2,000		—		—		—
ENtoB Corp. [1]	3.13		500		755		755		—
PT. KTF Indonesia	99.00		234		472		472		—
Boston Enterprise Partners	39.02		8,000		7,149		7,149		—
Sidus FNH Corp. [1]	15.30		8,400		2,688		6,176		—
KTF-CJ Music Contents Investment Fund (Centurion music 1)	50.00		5,000		5,011		5,011		—
Sidus FNH-BENEX Cinema Fund No.1[1]	6.67		2,000		1,993		1,993		—
KTF M&S Co., Ltd.	100.00		100,000		82,226		76,051		—

KTF-DoCoMo Mobile Investment Fund	45.00		4,500		4,491		4,491		—
KTF MUSIC Co., Ltd	35.28		19,526		8,320		19,525		22,898

		(Won)	213,260	(Won)	190,186	(Won)	189,368	(Won)	22,898

[1]

Although the Company’s ownership in these investees is less than 20%, the ownership percentages including KT Corporation’s ownership in these investees are over 20%. As a result, the Company accounts for these investments using the equity method.

[2]

Although the Company’s ownership in this investee is less than 20%, the Company exercises a significant influence by participation in policy-making processes in financial and operating policies of the investee. As a result, the Company accounts for this investment using the equity method.

Changes in equity-method investments during the nine-month period ended September 30, 2008 and the year ended December 31, 2007, consist of the following:

	Nine-months ended September 30, 2008
(in millions of Korean won)	Balance as of January 1, 2008		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Other adjustment		Balance as of September 30, 2008
Korea Digital Satellite Broadcasting Co., Ltd.	(Won)	—	(Won)	—	(Won)	1,410	(Won)	326	(Won)	1,736
KTF Technologies Co., Ltd.		30,270		—		(16,373)		(491)		13,407
KTFMhows Co., Ltd.		3,044		—		197		—		3,241
Harex Info Tech., Ltd.		1,183		—		(463)		—		720
Korea IT Fund		33,248		—		715		(92)		33,871
ENtoB Corp.		755		—		27		1		783
PT. KTF Indonesia		472		—		75		134		680
Boston Enterprise Partners		7,149		—		(8)		—		7,142
Sidus FNH Corp.		6,176		—		(1,086)		—		5,089
KTF-CJ Music Contents Investment Fund (Centurion music 1)		5,011		—		(117)		—		4,894
Sidus FNH-BENEX Cinema Fund No.1		1,993		—		56		—		2,049
KTF M&S Co., Ltd.		76,051		—		(57,403)		—		18,648

KTF-DoCoMo Mobile Investment Fund		4,491		—		(63)		—		4,428
KTF MUSIC Co., Ltd		19,526		—		(1,634)		(2)		17,890
U MOBILE SDN. BHD.		—		96,700		(12,018)		3,727		88,409
Shinhan-KTF mobilecard Co., Ltd.		—		1,000		(174)		—		826
KT Data Systems Co., Ltd.		—		2,400		(90)		—		2,310

	(Won)	189,369	(Won)	100,100	(Won)	(86,949)	(Won)	3,603	(Won)	206,123

	Year ended December 31, 2007
(in millions of Korean won)	Balance as of January 1, 2007		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Other adjustment		Balance as of December 31, 2007
KTF Technologies Co., Ltd.	(Won)	25,450	(Won)	—	(Won)	4,871	(Won)	(50)	(Won)	30,270
KTFMhows Co., Ltd.		2,666		—		378		—		3,044
Harex Info Tech., Ltd.		1,902		—		(719)		—		1,183
Korea IT Fund		30,483		—		2,271		493		33,248
Korea Telecom Strategy Fund		1,837		(1,837)		—		—		—
ENtoB Corp.		673		—		83		—		755
PT. KTF Indonesia		1,052		—		(196)		(385)		471
Boston Enterprise Partners		8,014		—		(864)		—		7,149
Sidus FNH Corp.		7,264		—		(1,089)		—		6,176
KTF-CJ Music Contents Investment Fund (Centurion music 1)		5,025		—		(14)		—		5,011
Sidus FNH-BENEX Cinema Fund No.1		2,007		—		(14)		—		1,993
KTF M&S Co., Ltd.		—		100,000		(22,797)		(1,152)		76,051

KTF-DoCoMo Mobile Investment Fund		—		4,500		(9)		—		4,491
KTF MUSIC Co., Ltd		—		19,526		—		—		19,526

	(Won)	86,373	(Won)	122,189	(Won)	(18,099)	(Won)	(1,094)	(Won)	189,368

For the nine-month period ended September 30, 2008 and the year ended December 31, 2007, the details of changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are as follows:

	Nine-months ended September 30, 2008
(in millions of Korean won)	January 1, 2008		Addition		Amortization		Other adjustment		September 30, 2008
KTF Technologies Co., Ltd.	(Won)	286	(Won)	—	(Won)	—	(Won)	(286)	(Won)	—
Harex Info Tech., Ltd.		766		—		(287)		—		479
Sidus FNH Corp.		3,487		—		(872)		—		2,615
KTF MUSIC Co., Ltd		11,206		—		(1,681)		—		9,525
U MOBILE SDN. BHD.		—		58,307		(5,831)		—		52,477

	(Won)	15,745	(Won)	58,307	(Won)	(8,671)	(Won)	(286)	(Won)	65,096

	Year ended December 31, 2007
(in millions of Korean won)	January 1, 2007		Addition		Amortization		Other adjustment		December 31, 2007
KTF Technologies Co., Ltd.	(Won)	(41)	(Won)	—	(Won)	327	(Won)	—	(Won)	286
Harex Info Tech., Ltd.		1,148		—		(383)		—		766
Sidus FNH Corp.		4,650		—		(1,162)		—		3,487
KTF MUSIC Co., Ltd		—		11,206		—		—		11,206

	(Won)	5,757	(Won)	11,206	(Won)	(1,218)	(Won)	—	(Won)	15,745

For the nine-month period ended September 30, 2008 and year ended December 31, 2007, the elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	Nine-months ended September 30, 2008						Year ended December 31, 2007
(in millions of Korean won)	Inventories		Intangibles		Total		Inventories		Intangibles		Total
KTF Technologies Co., Ltd.	(Won)	14,455	(Won)	—	(Won)	14,455	(Won)	10,388	(Won)	—	(Won)	10,388
KTF M&S Co., Ltd.		13,997		769		14,766		6,175		—		6,175

	(Won)	28,452	(Won)	769	(Won)	29,221	(Won)	16,563	(Won)	—	(Won)	16,563

The Company discontinued applying the equity method on Korea Digital Satellite Broadcasting Co., Ltd. with book value below zero and the unrecognized equity loss not reported in the accompanying financial statements was (Won)147 million until 2007. In 2008, the Company resumed recognizing its share of those profits because the investee’s profits reported exceeded the unrecognized equity loss.

5.	Property, Plant & Equipment

For the nine-month period ended September 30, 2008, the Company assessed the potential impairment of certain 2G telecommunication equipment due to technical obsolescence. The carrying value of that equipment was reduced to the estimated realizable value, and an impairment loss amounting to (Won)18,828 million was recorded as a reduction in the carrying value of the related assets and charged to current operations.

6.	Long-Term Debt

Long-term debt as of September 30, 2008 and December 31, 2007, consists of the following:

(in millions of Korean won)	Annual interest rates (%) as of September 30, 2008	As of September 30, 2008		As of December 31, 2007
Won currency debentures
44th non-guaranteed debenture	5.66	(Won)	360,000	(Won)	360,000
45th non-guaranteed debenture	—		—		320,000
47-1st non-guaranteed debenture	4.95		230,000		230,000
47-2nd non-guaranteed debenture	5.32		70,000		70,000
48th non-guaranteed debenture	5.31		200,000		200,000
51-2nd non-guaranteed debenture	6.41		70,000		—
52-2nd non-guaranteed debenture	6.64		100,000		—

			1,030,000		1,180,000

Foreign currency debentures
49th non-guaranteed debenture of US$ 175 million	3M LIBOR+1.50		207,848		—
50th non-guaranteed debenture of JP¥ 7,000 million	3M TIBOR+1.60		80,095		—
51-1st non-guaranteed debenture of US$ 95 million	3M LIBOR+1.60		112,832		—
52-1st non-guaranteed debenture of US$ 99 million	6.20		100,000		—

			500,775		—

Less: Current maturities			(590,000)		(320,000)
Discount on debentures			(3,421)		(963)

		(Won)	937,354	(Won)	859,037

Foreign currency loans
Korea Development Bank of US$ 70 million	3M LIBOR+2.00	(Won)	83,139	(Won)	—
Bank of Communications of US$ 30 million	3M LIBOR+2.00		35,631		—

Less: Current maturities			(23,754)		—

		(Won)	95,016	(Won)	—

The aggregate annual maturities of long-term debt outstanding as of September 30, 2008, exclusive of adjustments relating to discounts, are as follows:

For the period ending September 30,	Won currency debentures		Foreign currency debentures		Foreign currency loans		Total
2009	(Won)	590,000	(Won)	—	(Won)	23,754	(Won)	613,754
2010		200,000		—		47,508		247,508
2011		70,000		500,774		47,508		618,282
Thereafter		170,000		—		—		170,000

	(Won)	1,030,000	(Won)	500,774	(Won)	118,770	(Won)	1,649,544

7.	Other long-term accounts payable

Other long-term accounts payable are related to frequency usage rights granted in 2000 for CDMA IMT-2000 carrier license and where the Company was required to pay (Won)1,300,000 million to Ministry of Information and Communication. In 2001, the Company paid (Won)650,000 million and is further required to pay the remaining amount of (Won)650,000 million including applicable interest in installments between 2008 and 2011. Pursuant to the installment payment schedule, the paid amounts for the nine-month periods ended September 30, 2008 and 2007 were (Won)110,000 million and (Won)90,000 million, respectively. Other long-term accounts payable as of September 30, 2008 and December 31, 2007, are stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of frequency usage license.

The annual maturities of other long-term accounts payable outstanding as of September 30, 2008, exclusive of adjustments relating to discounts, are as follows:

For the period ending September 30,	Other long-term accounts payable
2009	(Won)	130,000
2010		150,000
2011		170,000

	(Won)	450,000

8.	Reserves

The Company has accounted for the call bonus mileage amounts, which the Company is obliged to pay to its customers, as reserve for liabilities. Changes in reserve for liabilities for the nine-month period ended September 30, 2008 and the year ended December 31, 2007, consist of the following:

(in millions of Korean won)	Nine-months ended September 30, 2008		Year ended December 31, 2007
Balance at the beginning of the period	(Won)	8,380	(Won)	16,265
Payments		(3,611)		(7,884)
Provisions		5,810		—

Less: Current portion		(5,363)		(4,333)

	(Won)	5,216	(Won)	4,048

The call bonus mileages provided by the Company are effective for five years and the unused call bonus mileages after 5 years will expire. Based on past customer usage trend, accrued bonus mileage is estimated by using the discounted value calculated by applying Company’s average borrowing interest rate to the estimated usage amount and period. The reserve amount to be used within one year was recorded as current liabilities.

9.	Capital Stock

The Company is authorized to issue 400 million shares of common stock at (Won)5,000 par value per share. As of September 30, 2008 and December 31, 2007, common shares issued and outstanding are 188,274,091 and 192,722,091, respectively.

The retirement of 4,448,000 shares of treasury stock was approved at the Board of Directors’ meeting on April 11, 2008 and those shares of treasury stock were cancelled on July 21, 2008.

10.	Capital Adjustments

The Company holds 50,875 shares of its common stock as of September 30, 2008, which it intends to sell in the near future.

The changes in treasury stock for the nine-month period ended September 30, 2008 are as follows:

(in millions of Korean won)	Number of shares	Amount
Beginning of the period	61,334	(Won)	2,078
Retirement	(4,448,000)		(126,949)
Disposal	(10,505)		(356)
Acquisition	4,448,046		126,949

	50,875	(Won)	1,722

11.	Stock Options

The Company entered into stock option agreements with its Chief Executive Officer, directors and outside directors. The details of the stock options granted as of September 30, 2008 are as follows:

	1st grant	2nd grant	3rd grant	4th grant
Grant date	Mar. 29, 2001	Mar. 25, 2002	Sep. 8, 2003	Mar. 4, 2005

Grantee	Former CEO	Directors	CEO, Directors, Outside directors	Directors, Outside directors

Number of shares granted	18,000	44,800	629,500	128,800

Exercise price	(Won)41,273	(Won)45,178	(Won) 30,000	(Won) 30,700

Settlement	Equity settled type	Equity settled type	Equity settled type	Equity settled type

Exercise period	Mar.30, 2004 ~Mar. 29, 2009	Mar.26, 2005 ~Mar.25, 2010	Sep.9, 2005 ~Sep.8, 2010	Mar. 5, 2007 ~Mar. 4, 2012

The changes in the stock options are as follows:

	1st grant	2nd grant	3rd grant	4th grant
Number of shares granted	18,000	44,800	629,500	128,800

Number of shares cancelled	—		(308,587)	—

Number of shares settled or forfeited	(18,000)	(16,200)	(15,159)	(18,683)

Number of shares as of September 30, 2008	—	28,600	305,754	110,117

The Company values stock options granted based on the fair value method. Total compensation expense of (Won)4,088 million was allocated over the vesting period and the compensation expense charged to operations for the nine-month period ended September 30, 2008 is nil. The cumulative amount for stock compensation accounted for as capital adjustment as of September 30, 2008 is (Won)4,088 million.

Details of stock grants to directors including the former Chief Executive Officer from 2007 are as follows:

	1st grant	2nd grant
Grant date	June 20, 2007	June 20, 2007

Grantee	CEO, Outside director	CEO, Outside director

Estimated number of shares granted	10,505	17,120

Vesting conditions	Service condition: six months Non-market performance condition: achievement of performance	Service condition: six months Non-market performance condition: achievement of performance

Fair value per option	(Won) 29,300	(Won) 29,300

Compensation cost amounting to (Won)502 million was calculated based on the fair value method and charged to current operations.

12.	Operating Expenses

Operating expenses for the three months periods and the nine-month periods ended September 30, 2008 and 2007, consist of the following:

	2008				2007
(in millions of Korean won)	Three-month period ended September 30, 2008		Nine-month period ended September 30, 2008		Three-month period ended September 30, 2007		Nine-month period ended September 30, 2007
Salaries and wages	(Won)	49,234	(Won)	141,053	(Won)	47,839	(Won)	135,520
Severance benefits		3,371		14,390		3,093		13,575
Employee welfare		8,189		24,756		7,364		23,138
Rent		42,904		127,433		39,228		114,464
Commissions		142,019		421,031		134,705		384,532
Depreciation		244,501		749,781		260,366		779,739
Amortization		26,551		79,739		26,265		77,980
Tax and dues		5,819		22,455		8,706		29,660
Interconnection charges		210,646		615,007		179,765		530,764
Leased line charges		91,664		277,668		95,818		291,796
Research and development costs		1,721		3,510		1,638		3,456
Sales commissions		292,766		1,193,414		277,181		873,566
Sales promotion		199,082		591,649		133,484		338,580
Advertisements		30,039		86,721		29,709		94,526
Bad debt		16,195		22,545		8,318		37,606
Water and electricity		22,187		58,790		22,164		56,609
Communications		7,720		23,362		7,393		21,646
Repairs and maintenance		16,493		46,074		18,495		51,229
Cost of PCS handset sales		413,208		1,566,336		332,174		1,106,263
Others		26,858		83,566		27,116		74,408

	(Won)	1,851,167	(Won)	6,149,280	(Won)	1,660,821	(Won)	5,039,057

Cost of PCS handset sales for the nine-month periods ended September 30, 2008 and 2007, consists of the following:

(in millions of Korean won)	Nine-months ended September 30, 2008		Nine-months ended September 30, 2007
Beginning balance of inventories	(Won)	123,236	(Won)	130,273
Cost of PCS handset purchased		1,689,079		1,105,566
Transfer to other accounts		(2,525)		(4,689)
Ending balance of inventories		(243,454)		(124,887)

Cost of PCS handset sales	(Won)	1,566,336	(Won)	1,106,263

13.	Comprehensive Income

Comprehensive	income for the nine-month periods ended September 30, 2008 and 2007, consists of the following:

(in millions of Korean won)	Nine-months ended September 30, 2008		Nine-months ended September 30, 2007
Net income	(Won)	62,672	(Won)	191,094
Other comprehensive income and expense
Loss on valuation of available-for-sale securities Tax effects: (Won) 3,762 (2007: (Won) 525)		(9,918)		1,384
Change in equity method investees with net accumulated comprehensive income Tax effects: (Won) - (2007: (Won) -)		4,596		(765)
Change in equity method investees with net accumulated comprehensive expense Tax effects: (Won) - (2007: (Won) -)		(705)		542
Gain on valuation of derivatives Tax effects: (Won) 901 (2007: (Won) -)		3,556		—

Comprehensive income	(Won)	60,200	(Won)	192,255

14.	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month and nine-month periods ended September 30, 2008 and 2007, are calculated as follows:

	2008				2007
(in millions, except for per share amounts)	Three-month period ended September 30, 2008		Nine-month period ended September 30, 2008		Three-month period ended September 30, 2007		Nine-month period ended September 30, 2007
Net income as reported on the statements of income	(Won)	73,604	(Won)	62,672	(Won)	62,887	(Won)	191,094
Weighted-average number of common shares outstanding		188		191		196		196

Earnings per share		391		329		322		977

There has been no dilutive effect for the three-month and nine-month periods ended September 30, 2008 and 2007.

Non-dilutive potential common stocks as of September 30, 2008 are as follows:

	Exercise period	Number of common shares to be issued
Stock options	Mar. 26, 2005 ~ Mar. 25, 2010	28,600
Stock options	Sep. 9. 2005 ~ Sep. 8. 2010	305,754
Stock options	Mar. 5, 2007 ~ Mar. 4, 2012	110,117
Other share-based payment	Apr. 14, 2008	10,505
Other share-based payment	Apr. 14, 2009	17,120

Basic and diluted earnings per share for the year ended December 31, 2007 were (Won) 1,252.

15.	Related Party Transactions

The Company’s parent company is KT Corporation, which is the ultimate parent company and responsible for the consolidated financial statements.

2008
Parent company	KT Corporation

Subsidiaries	KTF Technologies Co., Ltd., PT.KTF Indonesia, KTFMhouse Co., Ltd., KTF M&S Co., Ltd., KTF MUSIC Co., Ltd.

Equity method investee

Korea Digital Satellite Broadcasting Co., Ltd., Hares Info Tech Ltd.,

Korea IT Fund, ENtoB Corp, Boston Enterprise Partners, Sidus FNH Corp,

KTF-CJ Music Contents Investment Fund(Centurion music 1),

SidusFNH-BENEX Cinema Fund, KTF-DoCoMo Mobile Investment Fund,

U MOBILE SDN. BHD., Shinhan-KTF mobilecard Co., Ltd.,

KT Data systems Co., Ltd.

Subsidiaries of the parent company

KT Networks Co., Ltd., KT Hitel Co., Ltd., KT Powertel Co., Ltd.,

Korea Telecom Japan, KT Submarine Co., Ltd., KT Linkus Co., Ltd.,

KT Commerce, Inc., KT Rental Co., Ltd., KTCC Co., Ltd., NTC Co., Ltd., Internal Corporate Venture Fund, KTAI Co., Ltd., KTPI Co., Ltd., Olive Nine Co., Ltd., Telecop Service Co., Ltd., KT Capital Co., Ltd., and others

Significant transactions which occurred in the normal course of business with related companies during the nine-month periods ended September 30, 2008 and 2007, and the related account balances outstanding as of September 30, 2008 and December 31, 2007, are summarized as follows:

	Nine-months ended September 30, 2008
(in millions of Korean won)	Sales		Purchases		Receivables		Payables
Parent company	(Won)	562,087	(Won)	343,527	(Won)	185,644	(Won)	57,634
Subsidiaries		338,308		463,713		2,921		95,268
Equity method investee		7		4,936		—		2,790
Subsidiaries of the parent company		23,639		50,099		1,378		5,748

Total	(Won)	924,041	(Won)	862,275	(Won)	189,943	(Won)	161,440

	Nine-months ended September 30, 2007
(in millions of Korean won)	Sales		Purchases		Receivables		Payables
Parent company	(Won)	578,254	(Won)	338,260	(Won)	212,689	(Won)	47,850
Subsidiaries		57,588		378,420		1,289		109,420
Equity method investee		34		1,585		—		121
Subsidiaries of the parent company		12,145		27,088		2,038		4,357

Total	(Won)	648,021	(Won)	745,353	(Won)	216,016	(Won)	161,748

Details of the compensation for key management are as follows:

(in millions of Korean won)	Nine-months ended September 30, 2008		Nine-months ended September 30, 2007
Short-term salaries	(Won)	496	(Won)	455
Post retirement benefits		285		226
Share-based compensation		502		43

	(Won)	1,283	(Won)	724

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business.

16.	Derivatives

As of September 30, 2008, the Company has cross currency interest swap contracts with various banks to manage exposure to changes in foreign currency exchange rates and interest rates with regard to the foreign currency debentures and loans in accordance with its foreign currency risk management policy.

Swap contracts outstanding as of September 30, 2008, are as follows:

(in millions)	Notional principal amounts				Exchange rates on contracts	Interest rates(%) on contracts	Maturities
Calyon Corporation and Investment Bank	(Won)	66,150	US$	70	945.00	4.88	2011.02.25
ANZ Corporation		33,075	US$	35	945.00	4.76	2011.02.25
ABN AMRO BANK		28,335	US$	30	944.50	4.97	2011.02.25
Hana Bank		18,912	US$	20	945.60	4.52	2011.02.25
National Agricultural Cooperative Federation		18,900	US$	20	945.00	4.52	2011.02.25
Korea Development Bank		66,220	US$	70	946.00	4.87	2010.12.13
Bank of Tokyo-Mitsubishi UFJ		39,124	JPY	4,000	9.78	5.03	2011.04.28
Mizuho Corporate Bank., Ltd		28,643	JPY	3,000	9.55	5.10	2011.04.28
DBS BANK Ltd		51,400	US$	50	1028.00	5.84	2011.06.20
Woori Investment & Securities		15,420	US$	15	1028.00	5.82	2011.06.20
BNP Paribas		31,050	US$	30	1035.00	5.88	2011.06.20
Woori Investment & Securities		31,380	US$	30	1046.00	5.77	2011.04.02

	(Won)	428,609

As of September 30, 2008, the unrealized loss of (Won) 4,456 million is recognized as an accumulated other comprehensive income as these transactions meet the requirements for cash flow hedge accounting for financial statement purpose.

The Company applies cash flow hedge accounting and is exposed to fluctuations in cash flows up to June 20, 2011. Total accumulated other comprehensive expense recognized under the cash flow hedge amounts to (Won)4,456 million, of which (Won)1,169 million is expected to be recognized as income within 12 months from September 30, 2008.

As of September 30, 2008, the Company has the right to exercise the put option related to PT. Mobile-8 securities listed on the Indonesia Stock Exchange on January 31, 2009, granted from PT Bimantara Citra Tbk., which is the parent company of PT. Mobile-8. The unrealized gain of (Won) 9,825 million is charged to current operation as this contract does not meet the requirements for hedge accounting for financial statement purpose.

17.	Commitments and Contingencies

The Company has entered into an agreement covering the resale of PCS service with KT Corporation. As compensation for providing its telecommunications network, the Company receives certain amount from KT Corporation which is calculated by multiplying outgoing call generated from KT Corporation’s subscribers by the agreed rate per minute.

With regard to its 2G business, the Company is required to pay a certain portion of its related revenues to the Ministry of Information and Communication. As of September 30, 2008 and December 31, 2007, accrued expenses to be paid to the Ministry of Information and Communication are (Won)16,553 million and (Won)21,022 million, respectively.

As of September 30, 2008, the Company has a bank overdraft agreement with Shinhan bank amounting to (Won)50,000 million.

As of September 30, 2008, the Company is either a defendant or a plaintiff in various legal actions arising from the normal course of business. The aggregate amounts in controversy with the Company as the defendant or the plaintiff amounted to approximately (Won) 7,393 million in 18 cases, and (Won) 6,851 million in 6 cases, respectively. The Company believes that although the outcome of these cases are uncertain, they would not ultimately result in a material loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying financial statements.

18.	Subsequent Events

On October 4, 2008, the Board of Directors nominated Haeng Min Kwon as new chief executive officer due to the resignation of the former Chief Executive Officer, Young Joo Cho.